Exhibit 99.1

Docebo Expands APAC Presence With Acquisition of Skillslive

The acquisition of its VAR partner will accelerate the company’s growth in a key geographic location

TORONTO, ONTARIO – January 24, 2022: Docebo Inc. (NASDAQ:DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite provider, today announced it has acquired Skillslive, an educational consulting agency, located in Melbourne, Australia, that takes a collaborative approach to align learning pathways with professional development, competencies, compliance, certification, and accreditation. The acquisition of Skillslive will contribute to the expansion of Docebo’s footprint in Australia and accelerate time-to-market by immediately adding specialized talent and infrastructure in the Asia-Pacific (“APAC”) region.

Building from the Company’s strong and growing presence in North America and Europe, local expansion into Australia represents the Company’s next step in a larger strategy to better serve current customers and accelerate its commercial success in the APAC region.

“Skillslive’s exceptionally talented local team was already familiar with our products and proved to be the perfect match for Docebo’s culture and strategic goals,” said Martino Bagini, Chief Corporate Development Officer. “The Skillslive acquisition enables us to be closer to our APAC customers to better drive them to success, from providing better services to gathering feedback from our regional enterprise customer base.”

“We are beyond excited to join the Docebo team and bring our local expertise to the growing APAC market,” said Gavin Russell, Co-Founder of Skillslive. “Docebo customers will benefit from our team’s strategic insight, as well as technical and tactical know-how to maximize their learning initiatives and improve their business performance.”

Gavin Russell’s new role will be Regional Leader, APAC, reporting to Alessio Artuffo, President & Chief Revenue Officer.

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About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

About Skillslive:

Skillslive is an educational consulting agency that offers organizations a complementary blend of professional services combined with the latest learning technologies.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding the impact that the acquisition of Skillslive is expected to have on the Company and that the acquisition will expand the Company’s market Presence.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks that the acquired business will not perform as expected, the Company will not be able to successfully integrate the acquired business and those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form, available under our profile on SEDAR at www.sedar.com, and should be considered carefully by prospective Investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date.

However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information:

Ronda Morra

Global Director, PR & Communications

ronda.morra@docebo.com

781-589-7226

Dennis Fong

Investor Relations

investors@docebo.com

416-283-9930